UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16

OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010	Commission File Number: 001-33838

HARRY WINSTON DIAMOND CORPORATION
(Translation of registrant’s name into English)

P.O. Box 4569, Station A

Toronto, ON, Canada   M5W 4T9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F[ ]	Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NOTE TO U.S. READERS

The documents filed as exhibits herewith include financial statements of the registrant filed in Canada and prepared in accordance with Canadian generally accepted accounting principles, which may materially differ in certain respects from financial statements prepared in accordance with United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies. The registrant will file financial statements along with a reconciliation between Canadian generally accepted accounting principles and United States generally accepted accounting principles as part of its upcoming annual report on Form 40-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 19th day of April , 2010.

HARRY WINSTON DIAMOND CORPORATION
(Registrant)

By:	/s/	LYLE R. HEPBURN
	Name:	Lyle R. Hepburn
	Title:	Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	Consolidated Audited Financial Statements and Management's Discussion and Analysis for the fiscal period ended January 31, 2010.

99.2	Code of Ethics and Business Conduct.